ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

Background

This management’s discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at November 28, 2011 and should be read in conjunction with the audited consolidated financial statements and the related notes for the year ended December 31, 2010 prepared in accordance to the Canadian generally accepted accounting principles (“Canadian GAAP”) and the unaudited consolidated financial statements and the related notes for the nine months ended September 30, 2011 prepared in accordance to the International Financial Reporting Standards (“IFRS”).  All dollar figures included therein and in the following MD&A are quoted in Canadian dollars unless stated otherwise. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Company Overview

Animas Resources Ltd. (the “Company”) is primarily engaged in the acquisition and exploration of mineral properties. The Company’s wholly-owned subsidiaries’ First Silver Reserve, S.A. de C.V. (“First Silver”),  Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) collectively own a significant portion of Santa Gertrudis gold deposits in Mexico. On August 9, 2010, the Company incorporated a wholly-owned subsidiary in Nevada, USA: Animas Resources US Inc.  The Company’s stock is listed on the TSX Venture Exchange (the “Exchange”) under the symbol “ANI”.

The Board of Directors adopted a shareholder rights plan (the “Rights Plan”), that was confirmed by the Company’s shareholders at its annual and special meeting held on June 17, 2008. It has been adopted to ensure the fair treatment of shareholders in the event of an unsolicited take-over offer for the Company’s common shares. The Rights Plan re-confirmed by the shareholders at the Annual and Special Meeting on June 3, 2011 for another three years, expire on June 3, 2014, unless extended upon reconfirmation by shareholders at its annual general meeting at that time. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

Santa Gertrudis Property (“SG Property”), Mexico

History

The SG Property is part of the Santa Teresa Mining District in the Cucurpe Municipality of the northern Mexican state of Sonora. It is located 180 km north of Hermosillo, Sonora, Mexico, and was discovered by Phelps Dodge Mining Company (“PD”) in 1986. Several gold deposits on the property were advanced to open pit heap leach production starting in 1991. PD sold their portion of the Santa Teresa Mining District to Campbell Resources Inc. (“Campbell”) in 1994 for US$10 million. Campbell ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to Lopez-Limon. From May 1991 to October 2000, the SG Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne [References: NI43-101 report by R.R. Kern and R.A. Sibthorpe dated June 5, 2007 and NI43-101 report by C. Stewart Wallis dated May 15, 2007]. The Company has re-consolidated these concessions, which allows for a district-wide exploration program. Other mineral properties that are part of the SG Property package include the higher-grade Amelia Mine and staked ground to the west, northwest and southeast of the SG Property’s historic workings. The Amelia Mine had historically produced over 1 million tonnes at 2.88g Au/tonne [Reference: NI43-101 report by C. Stewart Wallis dated May 15, 2007].

Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, November 30, 2000) are non-NI 43-101 compliant and include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions. These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards but are reported here for historical purposes only.

Summary of activities from 2009 to the present

Since the Company acquired and re-consolidated the Santa Teresa District’s SG Property and prospects within a 562 square kilometer land holding by owning the concessions directly or earn-in options, the Company implemented an exploration and drilling program that identified several substantial targets which may lead to discovery of previously unknown larger gold deposits. Through its Mexican company Chuqui, the Company has secured all the necessary surface access agreements from the local community and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district. The following outlines progress since the beginning of 2009.

The 2009 geological mapping program concentrated on evaluating previous surface work and filling in gaps in the database.  Mapping identified four large zones of hornfels (Amelia, Mirador, Enedina, and San Enrique) that contain gold mineralization. These areas of hornfels (Thermal Centers) probably represent intrusive centers at depth that are attractive targets for large areas of gold mineralization that may be associated with porphyry intrusives, either with, or without, copper-molybdenum mineralization.

The entire geochemical data base is being re-evaluated. The initial interpretation outlines an area of anomalous gold that is at least 20 km long in a northwest-southeast direction and about 8 km wide. The width of the geochemical anomalies may be wider since there is post-mineralization gravel cover (alluvium) to the southwest and northeast. Arsenic concentrations (>100ppm) are commonly associated with the gold anomalies, but with wider distribution. There are several zones with associated anomalous, although more erratic, antimony, mercury, lead, and zinc. This is a geochemical distribution pattern that is also evident in drill holes. The wider distribution of pathfinder trace elements enhances the targeting. A zone of anomalous arsenic, with associated trace elements, in favorable lithologic units and structural ground preparation may suggest that areas of gold concentration are near. Many of these anomalies have not been drilled, or are insufficiently tested by drilling.

Induced Polarization/Resistivity (“IP/R”) surveys identify subsurface anomalies that represent sulfide concentrations that may contain gold. The four hornfels areas also contain IP/R anomalies. There is also a substantial Reconnaissance Induced Polarization (“RIP”) anomaly below gravel cover in the western part of the district. Three dimensional interpretations of the geophysics are in progress to better define these anomalies, all of which represent interesting targets.

The interpretation of drilling results from the 2008 program is adding substantially to the understanding of the geology and mineralization controls in the district and several of the holes, as outlined below, encountered encouraging gold anomalies. All of these data are being incorporated into the database and interpretations are in progress to identify additional targets.

The hole at Camello (ARCM-001) is an example of how a seemingly insignificant gold interval can identify an important target (12/1/08 PR). ARCM-001 encountered 3.5 meters that averages 0.550 gpt Au at the bottom of the hole (226.60 m). Mineralization is contained within carbonaceous-pyritic siltstone with an associated arsenic and zinc anomaly. The hole is also at the margin of a large IP/R anomaly. The implication is that the hole encountered the southwest margin of a much larger mineralized area that will require additional drilling to evaluate. One historic hole drilled deep enough to test the southwest margin of this anomaly encountered 19.5 meters of 1.45 gpt Au and ended in mineralization. There are three smaller past producing pits on the margins of the anomaly that may suggest leakage of gold mineralization from a deeper mineralized area.

One Sta. Teresa hole (ARST-002) encountered 26.60 meters that averages 1.405 gpt Au starting at 90.20 meters, including an 8.15 meter interval of 3.88 gpt Au (2/23/09 PR). Two holes in the Berta area encountered 8.50 meters each of 2.987 and 2.814 gpt Au (3/1/09 PR). These three holes are sufficiently mineralized to require follow-up drilling.

One of the Gravas holes (ARGA-001) encountered anomalous gold (3.0 meters of 0.243 gpt Au) in a buried diorite intrusive with anomalous trace elements associated with a RIP anomaly under gravel cover (2/23/09 PR). This clearly indicates that there are gravel covered gold systems in the district and the periphery of this gold bearing intrusive is considered a prospective area to host gold deposits.

Finally, the developing geological model is being verified by drilling, and will be used and improved during future exploration programs. While much of the known gold mineralization is hosted in sedimentary rocks and has many features consistent with Carlin-like gold deposits, the weight of evidence indicates that they are in the distal part of a much larger system, or systems.

At this point there are several significant known geological features about the Santa Teresa District, including:

•

Gold is hosted in most sedimentary rock types and persists over a large area not easily explained by one source or event.

•

The known gold deposits and targets are geochemically zoned that assists in identification of larger targets.

•

Mapping complemented by geophysics identifies several large potentially mineralized centers.

•

The bulk of the major structures are pre-mineral, yet some post-mineral structures complicate the local details.

•

Drilling provides direct evidence for major thermal centers as well as valuable details on the nature and controls of gold mineralization.

•

Gold mineralization potential does extend under post-mineral alluvial cover.

•

Mineral zoning from drilling and surface rock geochemistry provides evidence for larger systems and is complementary to the surface alteration, which has been shown to be directly associated with gold mineralization.

•

At least four large (3+ km²), identified zones of hydrothermal alteration represent potential centers of deeper, high-grade gold mineralization.

•

Numerous untested gold (>0.1 ppm in soil and >1.0 ppm in rock) and trace element anomalies occur within an area of approximately 160 km² (20 km. by 8 km.).

There are several unknowns that will be needed to be studied during future work in the Santa Teresa District, including:

•

The age of major alteration events relative to the main stage of gold mineralization;

•

Age of mineralization with respect to the several igneous intrusive events in the district;

•

And most importantly, the location of the major gold bearing systems.

On May 19, 2009, the Company announced the completion of a new NI 43-101 compliant resource estimate for its oxidized Cristina gold deposit, provided by Mine Development Associates, Inc. (MDA) of Reno, Nevada.  The new estimate represents a 23% increase in total ounces from the historic estimate for the deposit and the Cristina resource is considered open locally to the south and west. On July 2, 2009, the Company filed the NI43-101 report titled “Technical Report on the Santa Gertrudis Gold Project, Sonora, Mexico” with the British Columbia Securities Commission and the Exchange.

The Company set out to achieve these program advancements in its 2009 exploration program:

•

Developing and implementing a new drill program to test the several large targets identified during the first phase of the Company’s exploration program;

•

Continuing geological mapping and sampling in the southeastern portion of the district to identify larger target areas;

•

Completing the re-interpretation of the geochemical and geophysical surveys to assist in project identification and drill hole selection;

•

Implement cost saving measures that do not jeopardize advancing the program given the recent financial crisis around the globe and the Company’s primary goal of conserving cash.

The total 2009 drilling program consisted of 5,534.2 meters in 13 holes.  Seven of which were drilled in the Toro-Gregorio area and the remaining six holes totaling 2,236.95 meters tested five conceptual, stand-alone targets outside of the main part of the Santa Teresa Mining District – the Escondida, Pirinola, Enedina, Tigre and the SAG targets.

The Toro – Gregorio target is a 3+ square kilometer area of moderate/strong surface alteration, favorable host rock lithologies, highly anomalous surface gold mineralization and five past producing, open pit gold mines.  This area has never been deeply drill tested by previous workers.  The Company completed seven holes, with three angle holes drilled to the southwest and four angle holes drilled to the northeast which tested the target on roughly 300 meter spacing. All holes encountered varying amounts of decalcification in the favorable Mural Formation and all confirm a major structural fold that keeps the favorable stratigraphy nearer the surface than previously thought.  Three of the seven holes penetrated into a high temperature hornfels altered package of sediments below a near-horizontal fault. There is important evidence that both the early hornfels units and the overlaying more weakly altered sedimentary rocks are mineralized, yet there is strong evidence that there is post mineral movement along the fault. Several ages of precious metal mineralization are being documented.  See the December 17, 2009 news release for more details.

The other six drill holes tested five conceptual, stand-alone targets resulting in important gold intercepts at Escondida and Pirinola, confirming the significance of these major through-going structures, their role in mineralization and the importance of structural intersections being potentially important targets worthy of follow up drilling. In addition, significantly elevated zinc and molybdenum values validate the idea that the El Tigre area has potential for skarn-type zinc and porphyry mineralization, and is worthy of additional work and/or drilling. See the February 11, 2010 news release for more details.

On March 2, 2010, the Company reported that El Tigre area has potential for skarn-type and porphyry mineralization. The results of the ground gravity survey, detailed model reconciliation of the aeromagnetic data, compared to measured susceptibility in core, additional follow up mapping, and principle component analysis of our extensive geochemical data base verifies this potential at El Tigre. In addition, the gravity survey substantiates a major deep seated northeast trending structural break coincident with known precious metal mineralization. Analysis of the geochemical data clarifies the distinct area with the metal zoning patterns commonly associated with mineralized intrusive centers.

In April, 2010, the Company started the 2010, 3,000± meter core drilling program. The integration of the gravity, Induced Polarization and geochemical/geological data verifies that the El Tigre area has potential for proximal base metal skarn, potentially distal precious metal, and porphyry-hosted mineralization. The drill holes were designed to explore for the causative intrusive(s) and proximal skarn mineralization. The distal gold potential will be considered as part of the review of the non-NI 43-101 compliant resource reviews for the entire district. Additional targets also are under consideration at La Cristina including extensions of the Cristina epithermal gold mineralization to the north and the potentially bonanza-grade roots of this system. Additionally, several other targets are under detailed review and may be drilled if large tonnage potential can be inferred.

In July, 2010, the Company reported that six drill holes (AREN-001 and ARET-001 through 005) and geological mapping/geochemical sampling of the surface exposures at the El Tigre prospect have identified what appears to be an igneous intrusive center with related molybdenum mineralization, and on August 25, 2010, the Company confirmed that the El Tigre has significant intervals of molybdenum mineralization with elevated tin, fluorine and base metal zoning elements common to porphyry molybdenum deposits.

In addition to the NI 43-101 compliant resources at the La Cristina deposit filed in July 2009, the district has non-compliant historic resources and existing lined leach pads. The Company contracted Mr. Alan Noble P.E., Principal Engineer of Ore Reserves Engineering (“O.R.E.”) to review and update several of the gold deposits at SG property to convert historic resources to NI 43-101 compliant resources. On November 17, 2010, the Company announced that it completed a review and updated several of the historic gold resource estimates at SG property to NI 43-101 compliant resource estimates. On December 31, 2010, the Company filed the NI43-101 technical report. The updated NI 43-101 compliant resource estimates for seven gold deposits at SG property, plus the previous estimate for the Cristina deposit, contain inferred resources of 557,000 ounces of gold. The updated resource estimates represent an increase of over 300% from the NI 43-101-compliant resource estimate filed on July 2, 2009 and are all in the inferred resource category.  See November 17, 2010 and January 5, 2011’s news releases for more details.

Table1.1 Inferred Resource Estimates for the Santa Gertrudis Project

Deposit	Cutoff (ppmAu)	Tonnes (1,000's)	Grade (ppm Au)	Contained Ounces Gold
Trinidad	0.30	1,100	1.69	59,900
Escondida	0.30	1,389	1.16	52,000
Greta	0.30	800	2.41	62,000
La Gloria	0.30	500	2.68	43,100
Tigre	0.30	350	1.94	21,900
Tracy	0.30	500	2.42	38,900
Dora	0.30	1,200	2.53	97,600
Mirador	0.30	520	1.80	30,100
Total O.R.E. Oct 2010 Estimates (1,2,3,4,5,6)	0.30	6,359	1.98	405,500
Cristina (MDA 2009) (1,5,7,8,9)	0.30	7,139	0.66	151,500
Project Total	0.30	13,498	1.28	557,000

1.

CIM definition standards were followed for the resource category estimates.

2.

The 2010 resource models by O.R.E. use inverse-distance-power (IDP) grade estimation within three-dimensional block models with mineralized envelopes defined by wire-framed solids.  Grade zones were defined using nearest-neighbor assignment. A block size of 2x2x2-meters was used for the block models.

3.

A total of 48,815.47 meters of drilling in 574 drill holes were used in the 2010 resource estimates by O.R.E.  The majority of the drilling is reverse circulation (RC) drilling.

4.

Dilution is included for a minimum mining width of 2.0 m in the 2010 estimates O.R.E.  Estimates for reserves will require additional dilution depending on the mining method and selectivity.

5.

Mineral Resources that are not mineral reserves do not have economic viability.

6.

Resources may contain sulfide material that may be significantly less economically viable than oxide material.

7.

The 2009 resource model for Cristina used IDP grade estimation within mineral zone outlines interpreted on N60°E looking cross-sections.  A block size of 6x6m horizontally and 3m vertically was used for the block model (Ristorcelli, 2009).

8.

A total 7,159 meters of drilling in 13 core holes and 58 RC holes were used for the Cristina estimate.

9.

Resource parameters/methodology are detailed in the previously released Animas NI 43-101 report on Santa Gertrudis (Ristorcelli, 2009).

10.

Additional drilling and geologic modeling will be necessary to upgrade these resources to indicated or measured status.

Dr. Hugh Miller also consolidated the information on the current state of heap leaching potential at SG property. The report from Dr. Miller is currently being used as the basis for the Company to decide the direction that the Company may wish to consider such as a small scale gold production or vending / contracting a qualified party to mine some of the known gold deposits.

With the molybdenum prospect at the El Tigre, the updated NI 43-101-compliant resource estimate prepared by ORE, Dr. Miller’s report on heap leaching potential and the Company is determining how to maximize the shareholders’ value and is reviewing all options open to Animas including the idea of joint venture and/or optioning out some, or all, of the property.

During 2011, the Company has hosted field and data reviews of the SG gold and molybdenum targets and entertaining qualified proposals to advance the project. Tours of the property are underway.

On May 3, 2011, the Company announced that it commissioned Paul C. Jones of Sovereign Management Group, Ltd. to provide the Company with the program necessary and approximate costs to complete a Preliminary Economic Assessment (Scoping study) on the gold resources at Santa Gertrudis as the first vital step toward making a production decision, given the current rise in the gold price, the available infrastructure, water rights, and detailed understanding of the deposits. In addition to the known resources, there are 14 untested near surface exploration targets that might contain additional mine for leach opportunities.

On August 31, 2011, the Company announced that it planned to begin an aggressive exploration/pre-feasibility program at the Santa Gertrudis gold project. This program will be financed by the $3.4 million financing from a strategic shareholder and will shift the Company from an exploration approach at Santa Gertrudis to moving the project towards gold production.

The commencement of a major prefeasibility mining study at Santa Gertrudis is in the planning stages and will begin in 2012.  The program to complete the PFS will include infill drilling within the known resource areas, block modeling, engineering studies, metallurgical test work, and mine/plant design. Concurrently with the pre-feasibility program, the Company will conduct selective exploration drilling within the Silicoso, Cristina Deep, and Trinidad areas for the purpose of adding significant additional gold resources to the existing resource base in these areas.

For detailed information on the results of the exploration program to date, see the various news releases on the Company’s website or on www.sedar.com.

SG Property payments

As part of the acquisition of Chuqui, the Company signed an option agreement with Lopez-Limon to purchase 10 mineral claims in the SG Property. In April 2009, the Company amended the option agreement for a total of US$2,150,000 over the next three years. US$1,450,000 has been paid as at September 30, 2011.

On July 24, 2007, the Company signed an option agreement with Victor Manuel Juvera Gaxiola to purchase three additional mineral claims in the SG Property. On December 26, 2008, the Company and Victor Manuel Juvera Gaxiola amended its original agreement and the amendment agreement allows the Company to make the option payments either in cash, or in the Company’s common shares, or a combination of both. Since the signing of the original agreement and as at September 30, 2011, US$100,000 was paid in cash and US$565,000 was issued in common shares. The remaining payments to be made over the next three years totaling US$285,000 have not been changed other than the Company has the option to pay the amounts in common shares.

On August 13, 2007, the Company signed an option agreement with Albelais Varela to purchase two additional mineral claims in the SG Property by paying US$220,000 over the next 5 years. US$160,000 had been paid in cash as at September 30, 2011.

On March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties for US$450,000 by issuing 307,429 common shares at a value of $1.44 per share.

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two internal concessions in the Santa Teresa district. These claims are within the productive northern part of the district with past production by a private Mexican company and are adjacent to the Amelia historic operations. The Company completed its option payments by paying a total of US$422,000 in cash and issuing 217,000 common shares valued at US$228,000. These two concessions were transferred to the Company’s name as of August 27, 2010.

As a covenant with and lien on the SG Property, when the SG Property goes into production, the Company was subject to certain Net Smelter Royalty arrangements ranging from 1% to 2% and royalties of US$0.10 per ton until a maximum of US$2,000,000 is reached. The Company purchased all of these Net Smelter Royalty arrangements by paying $87,500 cash in 2007 and issuing 50,000 common shares at value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the SG Property.

Based on exploration work completed during 2010 and the resultant revised plan for the development of the project, management assessed a potential impairment in respect to the carrying value of the Santa Gertrudis property. Accordingly, and in order to be conservative, at September 30, 2010, the Company elected to write off $5,000,000 of the historical deferred costs associated with the property. This amount represented an estimate only and was not based on a formal valuation as insufficient evidence existed to support a definitive estimation of the fair value of the property.

As of September 30, 2011 the Company had incurred total cumulative expenditures of $12,180,844 for acquisition and exploration on the SG Property including write-down of $5,000,000.

	September 30, 2011	December 31, 2010

Acquisition costs	$ 5,498,644	$ 5,498,644	(1)
Annual mining taxes	982,784	713,295
Assaying	475,836	474,493
Camp and general	496,849	483,045
Drilling	1,712,543	1,712,543
Environmental costs	12,806	12,806
Field costs	23,164	22,764
Foreign value added tax credit	108,868	207,452
Geology	1,256,699	1,147,642
Geophysical	793,870	793,870
Metallurgical consulting	5,646	5,646
Net Smelter Royalty payment	150,000	150,000
Office and administrative	273,716	268,358
Option payments	3,549,749	2,727,759
Resources calculation	339,051	338,660
Surface access fees	427,586	341,169
Travel	594,620	544,611
Wages	2,133,544	1,882,610
Write-down of mineral property	(5,000,000)	(5,000,000)
Foreign exchange movement	(1,655,132)	(1,096,342)
	$ 12,180,844	$ 11,229,025

(1)

This includes costs allocated on completion of the qualifying transaction in 2007 of $5,159,649, and expenses directly related to the transaction of $247,392. The Company also issued an additional 254,454 common shares valued at $91,603 to defer the acquisition costs of First Silver and Recursos (see “Cash Flows, Liquidity and Capital Resources” section).

Ariel Copper Property, Mexico

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to 80% of the Ariel porphyry copper concessions. On May 28, 2010, the Company signed the final option agreement. On December 16, 2010, the Company and the optionor amended its original agreement and deferred the December 18, 2010 payment to June 18, 2011 which was then further deferred until the end of 2011.

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures
At signing	$ 25,000	Paid
June 18, 2011	50,000	**
December 18, 2011	50,000	**
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company will earn a further 15% for a total of 80%.

** The June 18, 2011 and December 31, 2011 option payments were deferred until January 31, 2012.

The Ariel concessions are located approximately 44 kilometers east-southeast of the town of Nacozari, Sonora, and are also southeast of the La Caridad copper mine and within the productive Cananea Larimide porphyry copper trend in Sonora Mexico.  The Ariel prospect is an altered and mineralized intrusive complex hosted in coeval andesitic volcanics.  Geologically, the area is comprised of quartz-poor volcanics of possible andesitic composition. Locally quartz-poor dikes may cut the older volcanic rocks. Intense alteration in the area makes it difficult to determine the original rock types.

A very large alteration/mineralization system is present on the Ariel concessions.  This system is approximately 4-5 kilometers in length and approximately 2-3 kilometers wide. The volcanic rocks within this zone of alteration / mineralization are strongly altered to pervasive clay-(±sericite) and goethite-hematite (after 2-5% disseminated > veinlet controlled pyrite).  Variable quartz-FeOx (after pyrite) veining is present within the argillized and pyritized volcanics and locally, they approach a near stockwork (1-20 veins/meter). Breccias are irregular in lateral extent and are comprised of variably silicified volcanic fragments set in a variable silica/FeOx matrix.

In July, 2010, the Company reported its progress on the Ariel prospect. A very large alteration/mineralization system is present on the Ariel concessions and is approximately 4-5 kilometers in length (more or less in a north-south direction) and approximately 2-3 kilometers wide. The volcanic rocks within this zone of alteration/mineralization are strongly altered to pervasive clay-(±sericite?) and goethite-hematite after 2-5 percent disseminated > veinlet controlled pyrite.  The Ariel alteration system is large and strong, and the current mapping and sampling should define the extent of the system and its mineral potential.

A major mining company was the successful winner of a recent land auction for the lands surrounding the Ariel concessions. The Company is in contact with that company to explore business opportunities to advance the exploration on that target.

As of September 30, 2011, the Company had incurred total cumulative expenditures of $47,285 for acquisition and exploration of the Ariel Copper property.

	September 30, 2011	December 31, 2010
Acquisition costs	$ 26,170	$ 26,170
Annual mining taxes	3,940	769
Assaying	3,663	3,663
Camp and general	1,285	1,285
Office and administrative	3,772	3,772
Geology	7,588	7,588
Travel	1,577	1,577
Wages	2,567	2,567
Foreign exchange movement	(3,277)	(459)
	$ 47,285	$ 46,932

Desierto Property, Mexico

The Company continues working on selective prospect and project review for gold, silver and copper projects within northern Mexico. This program has been ongoing for most of 2011, and it is primarily targeted at identifying new gold acquisition targets for the Company. This program is planned to be continued during the remainder of 2011.

In September 2011, the Company acquired a large property position within the Sonora Gold Belt of western Sonora State, Mexico called the Desierto Project by way of staking. This new Desierto property totals 27,757 hectares and was originally identified by the Company personnel during the second quarter of 2011.  The Company has been conducting reconnaissance exploration within this highly prospective region of northern Mexico for most of 2011, and this prospect is a direct result of this ongoing exploration work.

As of September 30, 2011, the Company had incurred total cumulative expenditures of $7,995 for staking of the Desierto property.

	September 30, 2011	December 31, 2010
Staking	$ 7,995	$ -

Kinsley Mountain Property, Nevada

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option Kinsley Mountain gold property in Nevada.

On April 26, 2010, the Company started the field exploration program at the Kinsley Mountain project area in Nevada. The program was a joint exploration venture with Nevada Sunrise. During the option period, the Company is the operator for the property and the exploration program in 2010 was being conducted under the technical leadership of Dr. Odin Christensen.

The Company signed the final option agreement for the Kinsley Mountain property with Nevada Sunrise on June 30, 2010.

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover. A former owner produced 134,777 ounces of gold from this mine from 1994 to 1999. The Kinsley Mountain property consists of 141 unpatented lode mining claims covering an area of approximately 2,807 acres (1,136 hectares). Gold mineralization occurs in Middle to Upper Cambrian-age sedimentary rock units including limestone, dolomite and shale. This mineralization exhibits characteristics similar to other sedimentary rock-hosted “Carlin-type” gold deposits in Nevada. Substantial technical archives for the Kinsley Mountain property include records for 1,156 drill holes, totaling 244,900 feet (with an average depth of only 212 feet).

The Company can earn a 51% interest in the Kinsley Mountain property by spending $1.5 million in exploration expenditures over three years (of which $200,000 must be spent by the end of 2010).  A joint venture will be formed when the Company has earned its 51% interest.  Upon earning its initial interest, the Company may elect to spend a further $3 million in exploration expenditures to earn an additional 14% interest for a total interest of 65%. The Company also has the right to earn up to 75% interest by paying for and completing a Pre-feasibility Study, if Nevada Sunrise elects not to contribute.

In April, 2010, the Company started the field exploration programs at the Kinsley Mountain property. The 2010 exploration program, building upon the existing technical data, will include:

•

A property-wide gravity geophysical survey;

•

A property-wide multi-element soil geochemical survey;

•

Integration of geophysical data from other sources;

•

Preparation of a new geological map of the property, with full consideration of the geological characteristics of recent gold discoveries in nearby areas;

•

Compilation and integration of all technical information within a Geographic Information System for interpretation and exploration targeting;

•

Drill testing will be realized in 2011.

In July, 2010, the Company reported significant progress in its field exploration program at Kinsley Mountain property. The Company:

•

Purchased public domain aeromagnetics geophysical data;

•

Completed a multi-element soil geochemical survey covering the entire property;

•

Completed a ground gravity geophysical survey;

•

Scanned historic technical data and are building a comprehensive GIS data base;

•

Planning a new geological map of the property, with selective geochemical sampling; and

•

Completed an environmental audit.

In March and in May 2011, the Company updated its 2011 work plan by subdividing the geochemical data by alteration type and by grouping the rock chip analytical results separately for jasperiods, silicified zones, decalcified zones, iron oxide zones, and faults to identify target areas.  All of these alteration types may extend farther than a gold deposit, and if any of these alteration types contain anomalous gold and pathfinder trace elements, these patterns can be used as targeting tools for future drilling programs.

While the 2010 soil grid supplies provided good overview, additional geochemical samples in selected areas are needed for targeting drilling.  Specific samples in areas of fault (or suspected) fault zones and any soils rich in iron oxides will be collected as they might represent leakage from mineralized zones below carbonate caps.  To the north of the mined area there is a substantial arsenic anomaly with only limited anomalous gold.  If the arsenic represents a halo to gold mineralization, the areas need to be evaluated closely to identify favorable host lithologies that might exist at depth.

The 2011 program will focus on identifying areas of anomalous As, Sb, Hg, and Zn that might outline areas that could be marginal to gold mineralization. Decreases in Ca might suggest decalcification of carbonate rich rocks as mineralization is approached.  All of the historic IP/resistivity data is being reprocessed to evaluate and identify target areas.  Areas of apparent resistivity breaks in the carbonates will be targeted for additional surface sampling.  The resistivity data will also be evaluated to identify any favorable lithologies below carbonate caps, and areas of IP anomalies at depth that might represent sulfide accumulations. Additional IP/resistivity survey lines may be completed to fully evaluate the property. Gold-bismuth anomalies might indicate skarn environments similar to that found in the Battle Mountains.

On September 20, 2011, the Company signed an assignment agreement to sell its interest in the Kinsley Mountain gold property to Pilot Gold Inc. (“Pilot Gold”). Pilot Gold has agreed to acquire Animas’ interest in the Option agreement for a cash payment of US$350,000, representing the Animas’ expenditures to date on the project, and a total of 150,000 common shares of Pilot Gold to be issued to the Company over a three year period. As of September 30, 2011, a cash payment of US$350,000 and 50,000 common shares of Pilot Gold were received.

During the option period, Pilot Gold is the operator for the Kinsley Mountain Project.

As of September 30, 2011, the Company recovered all its exploration costs spent on Kinsley Mountain with Pilot Gold’s cash and share payments.

	September 30, 2011	December 31, 2010
Assaying	$ 3,170	$ -
Camp and general	673	673
Environmental costs	933	933
Filed costs	326	326
Geology	95,678	81,081
Geophysical	6,000	6,000
Property payments	204,602	86,903
Soil Geochemistry	80,173	79,925
Travel	18,079	16,712
Wages	36,566	23,050
Write-down of mineral property	(69)	-
Property recovery from optionee	(446,130)	-
	$ -	$ 295,603

Golden Arrow Property, Nevada

The Company dropped the option to acquire 51% of the Golden Arrow Property as of December 31, 2010 and wrote off the exploration in fiscal 2010 and 2011.

Bacanuchi Property, Mexico

The Company retains the Bacanuchi property for a future payment of US$1 million upon a feasibility study being completed and a 5% Net Profits Interest.

Dr. Roger C. Steininger is the Company’s qualified person and all technical information in this MD&A has been reviewed by Dr. Steininger.

Selected Financial Information

	Year ended December 31 2010	Year ended December 31 2009	Year ended December 31 2008
	Under IFRS	Under Canadian GAAP
	$	$	$
Total revenues	-	-	-
General and administrative expenses	1,434,936	1,661,436	1,512,812
Write-off mineral property costs	6,070,412	277,075	-
(Loss) for the year	(7,875,029)	(1,869,240)	(1,638,520)
(Loss) per share	(0.19)	(0.06)	(0.06)
Total assets	13,363,425	20,145,452	17,516,952
Total long-term financial liabilities	47,025	1,983,350	2,507,400
Cash dividends declared – per share	N/A	N/A	N/A

Summary of Quarterly Results

	Sep 30, 2011 Quarter	Jun 30, 2011 Quarter	Mar 31, 2011 Quarter	Dec 31, 2010 Quarter	Sep 30, 2010 Quarter	Jun 30, 2010 Quarter	Mar 31, 2010 Quarter	Dec 31, 2009 Quarter
	Under IFRS							Under Cdn GAAP
Revenue	-	-	-	-	-	-	-	-
Net loss	204,244	167,857	239,186	1,316,041	5,329,545	406,506	813,753	97,083
Loss per Share	0.00	0.00	0.01	0.03	0.13	0.01	0.02	0.00

Results of Operations

For the three months ended September 30, 2011 compared to the three months ended September 30, 2010

During the three months ended September 30, 2011, the Company incurred losses of $204,244 ($0.00 loss per share) compared to a net loss of $5,329,545 ($0.13 loss per share) for the same period in 2010.

During the three months ended September 30, 2011, the Company incurred $206,088 (2010 – $5,324,063) in general and administrative expenses, of which $25,227 (2010 – $128,129) relates to non-cash share-based payment expense for options vested during the period, non-cash depreciation of $7,527 (2010 - $2,006) and a write-off mineral property costs of $69 (2010 - $5,000,000). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $173,265, compared to 2010’s $193,928, a decrease of $20,663. The decrease was mainly due to the management conserving cash and cutting back costs in professional fees (2011 - $37,990; 2010 - $49,804), shareholders’ communication (2011 - $3,361; 2010 – $18,533), and office expenses (2011 – $5,254; 2010 - $17,589). The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

For the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010

During the nine months ended September 30, 2011, the Company incurred losses of $611,287 ($0.01 loss per share) compared to a net loss of $6,549,804 ($0.16 loss per share) for the same period in 2010.

During the nine months ended September 30, 2011, the Company incurred $618,366 (2010 – $6,176,240) in general and administrative expenses, of which $137,726 (2010 – $575,622) relates to non-cash share-based payment expense for options vested during the period, non-cash depreciation of $22,700 (2010 - $6,037) and a write-off of mineral property costs of $26,566 (2010 - $5,000,000). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $431,374, compared to 2010’s $594,581, a decrease of $163,207. The decrease was mainly due to the management conserving cash and cutting back costs in professional fees (2011 - $136,750; 2010 - $216,276), shareholders’ communication (2011 - $27,960; 2010 – $69,592), and office expenses (2011 – $35,446; 2010 - $64,401). The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

During the nine months ended September 30, 2011, the Company had interest income of $7,079 by investing funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank, compared to 2010’s $5,436, an increase of $1,643. The increase was due to the principal amount were higher in fiscal 2011.

The Company completed an impairment analysis as at September 30, 2011 which considered the indicators of impairment. Management concluded that other than the $6,070,412 write-down on the SG Property and Golden Arrow property in fiscal 2010, the $26,497 on Golden Arrow property during the first and second quarter of 2011 and the $69 on Kinsley Mountain during the third quarter of 2011, no other impairment charge was required because:

•

The NI 43-101 resource estimates for the SG property;

•

there have been no significant changes in the legal factors or climate that affects the value of the SG Property;

•

all SG Property rights remain in good standing;

•

option arrangements on the SG Property remain in good standing;

•

the price of gold has recently hit unprecedented historical highs;

•

the Company intends to continue its exploration and development plans on its properties; and

•

the Company is currently hosting site visits and in discussion with qualified parties to evaluate options for its SG and Ariel properties.

Cash Flows, Liquidity and Capital Resources

The Company’s working capital as at September 30, 2011 was $986,407 (December 31, 2010 - $1,260,033). Cash totaled $951,931 as at September 30, 2011, a decrease of $684,244 from $1,636,175 as at December 31, 2010. The decrease was a result of (a) $506,477 spent in its operating activities, including changes in working capital; (b) $627,460 spent on its mineral properties; (c) repayment of capital lease obligation in the amount of $11,034; offset by (d) $969,769 net proceeds received from the private placement, and (e) a loss of $509,042 from the effects of exchange rate changes on behalf of cash held in foreign currencies.

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates from July 13, 2007 to Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Minerals Inc.). During the fiscal 2008, the Company issued a total of 325,829 common shares to Canada Gold for the first anniversary payment of US$500,000. On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due. On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to Canada Gold as additional acquisition costs and postponing the payments. On January 31, 2010, the Company issued 408,697 common shares at $0.65 for the payment of US$250,000. On July 31, 2010, the Company exercised its right to make another payment of US$250,000 by issuing 514,150 common shares at $0.50 per share to Canada Gold. On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold.

As September 30, 2011, the Company’s contractual obligations are as follows:

Contractual Obligations	Payments due by period as at September 30, 2011
	Total	Less than 1 year	1 - 3 years	4 – 5 years	After 5 years
Long-term Debt	-	-	-	-	-
Capital Lease	$53,198	$18,553	$34,645	-	-
Operating leases	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	-	-	-	-	-
Total Contractual Obligations	$53,198	$18,553	$34,645	-	-

On June 17, 2011, the Company completed a non-brokered private placement for gross proceeds of $1,015,000 by issuing 5,075,000 units at $0.20 per unit. Each unit is comprised of one common share and one-half of one non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of 24 months at an exercise price of $0.20. In addition, agent’s warrants, entitling the holder to purchase up to 105,000 Units for a period of 24 months from issue at $0.20 per Unit and cash finder’s fees of $21,000 were paid. All securities issued are subject to a four-month hold period expiring October 17, 2011. Insiders invested $350,000 in this placement. Another $6,481 was included in share issue costs. The financing proceed from the placement is for the exploration programs at the SG Property and the Kinsley Mountain property and for general corporate purposes.

As of the date of this MD&A, the Company has no other outstanding commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

The Company’s current treasury along with the strategic decision regarding alternatives on its properties and the recent $3.4 million financing approved by the shareholders at the October 2011 special meeting will allow continuing exploration efforts through to 2011. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at September 30, 2011, the Company’s share capital was $21,887,189 (December 31, 2010 - $20,703,710) representing 53,130,884 common shares issued and outstanding (December 31, 2010 – 47,148,543 common shares).

On August 31, 2011, the Company announced that it will raise $3.4 million from an existing shareholder by a non-brokered private placement consisting of 17,000,000 units at $0.20 per unit, subject to acceptance by both TSX Venture Exchange and the shareholders of the Company. Each unit will be comprised of one common share and one whole non-transferable common share purchase warrant with each warrant entitling the holder to purchase one additional common share for a period of 24 months at a price of $0.30 per common share. On October 26, 2011, the shareholders approved the creation of a new control person by way of this private placement. The first tranche of this financing was received and the Company issued 6,000,000 units on October 26, 2011.

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

During the nine months ended September 30, 2011, 200,000 options were granted to an officer at exercise price of $0.24. As at September 30, 2011, the Company had a total of 4,300,000 options outstanding, with exercise prices ranging from $0.20 to $1.60, expiring between December 14, 2011 and September 19, 2016.  If all the remaining outstanding options were exercised, the Company’s available cash would increase by $3,184,750.

During the nine months ended September 30, 2011, 1,310,000 warrants at $0.85 and 2,745,000 warrants at $0.75 expired. 2,537,500 warrants were issued at $0.30 expiring on June 17, 2013. 105,000 agents’ warrants were issued at $0.20 expiring on June 17, 2013. As at September 30, 2011, the Company had 6,966,070 warrants and 391,248 agent’s warrants outstanding, with the exercise prices ranging from $0.20 to $0.55, expiring between November 12, 2011 and June 17, 2013. Subsequently, 2,000,000 warrants at exercise price of $0.55 expired and 6,000,000 warrants were issued at $0.30 expiring October 26, 2013. If all the remaining outstanding warrants, agent’s warrants and the warrants associated were exercised, the Company’s available cash would increase by $4,112,619.

The Company has established a management performance bonus plan (“Bonus Plan”) to reserve 2 million common shares (“Bonus Shares”) for future issuance to certain recipients of the Bonus Plan, contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arms length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Company; and (c) the day the SG Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. These Bonus Shares are subject to a pooling agreement which releases the Bonus Shares over a one-year period.

As of the date of this MD&A, there were 59,130,884 common shares issued and outstanding and 98,983,826 common shares outstanding on a diluted basis including the 11,000,000 units to be issued for the $3.4million financing.

Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2011

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $(a)	Total $
Gregory E. McKevley Chief Executive Officer (c)	86,267	n/a	42,539(b)	Nil	128,806
John R. Wilson (d) VP Exploration	105,804	n/a	n/a	Nil	105,804
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(e)	101,898	n/a	n/a	Nil	101,898

For the nine months ended September 30, 2010

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $(a)	Total $
Gregory E. McKevley Chief Executive Officer (c)	129,395 (f)	n/a	(b)	Nil	129,395
John R. Wilson VP Exploration	63,340	n/a	n/a	Nil	63,340
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	115,610	n/a	n/a	Nil	115,610

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

As part of the severance agreement, Gregory E. McKelvey was paid for $42,539 which was equivalent to three months of management fees plus benefits.

(c)

Mr. McKelvey received a monthly amount of US$11,000 as management fees during his term as the Chief Executive Officer.

(d)

Mr. Wilson receives a monthly amount of US$6,000 and effectively October 1, 2010, a monthly amount of US$12,000 as management fees.

(e)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting and management fees for an accounting and administrative team of four people during fiscal 2011 and 2010 respectively.

(f)

Mr. McKelvey received a U$25,000 bonus on April 13, 2010.

Related party assets / liabilities

	Services for	As at September 30, 2011	As at December 31, 2010
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$13,160	$ 25,536

Amounts due from:
Nil		-	-

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2011 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011; and

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.

Risk Factors

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales. The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar and Mexican pesos may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Mexico and the United States carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and/or other commodities in Mexico and the United States, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos and that the functional currency of its wholly-owned subsidiary in USA is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the investment and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;

•

the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at September 30, 2011;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

Risk management and financial instruments

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities, long-term debt and obligations under capital lease approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect a $1 million exploration program by $10,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)  Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $4,000.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$951,931	$-	$-	$951,931
Marketable securities	60,000	-	-	60,000
	$1,011,931	$-	$-	$1,011,931

International Financial Reporting Standards

As stated in Note 2 to the Company’s consolidated condensed interim financial statements, these are the Company’s first condensed interim financial statements for the period covered by its first annual financial statements prepared in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was January 1, 2010 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period.  Accordingly, the opening IFRS statement of financial position, 2010 comparatives and current period financial statements have been prepared using the same policies.  The previously presented 2010 Canadian GAAP financial information has been reconciled to the IFRS information as part of this transition note in accordance with the requirements of IFRS 1. Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 election or exception. These are discussed below.

Elections upon first-time adoption of IFRS

The IFRS 1 exemptions applied by the Company in the conversion from Canadian GAAP to IFRS are as follows:

(a)

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 (2008) Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has elected to apply IFRS 3 (2008) to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated.  As a result of this election, no adjustments were required to the Company’s statement of financial position as at the Transition Date.

(b)

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based payment related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the nine months ended September 30, 2010, the Company would have recorded $575,622 as share-based payment versus $537,917 share-based compensation under Canadian GAAP.  As a result, $37,705 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended December 31, 2010, the Company would have recorded $675,740 as share-based payment versus $587,182 share-based compensation under Canadian GAAP.  As a result, $88,558 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)

IAS 27 – Consolidated and separate financial statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Mandatory exceptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

(d)

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods presented under Canadian GAAP to IFRSs as of the same date.  In addition, an explanation is required for any material adjustments to cash flows to the extent that they exist.  The analysis below and the tables following represent the reconciliations from Canadian GAAP to IFRS for the respective periods noted:

(e)

Reclassification within equity section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its $3,223,009 “contributed surplus” account and concluded that as at the Transition Date, the amount of $1,638,487 relates to “Equity settled employee benefit reserve” and the amount of $1,584,522 relates to “Reserves for warrants”.  As a result, the Company believes that a reclassification would be necessary in the equity section among “Contributed surplus”, the “Equity settled employee benefit reserve” account and the “Reserves for warrants” account.

For comparatives, as at September 30, 2010, the amount of $4,145,479 “contributed surplus” account was broken down into $2,176,404 “Equity settled employee benefit reserve” account, and $1,969,075 “Reserves for warrants" account.

As at December 31, 2010, the Company examined its $4,712,876 “contributed surplus” account and concluded that $2,225,670 relates to “Equity settled employee benefit reserve”, $2,422,364 relates to “Reserves for warrants”, and $64,842 relates to “Reserves for agent’s warrants”.

(f)

Cumulative translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the January 1, 2010 financial statements on the Transition Date.

For the nine months ended September 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $4,592, resulting in decreasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended December 31, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $29,095, resulting in decreasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

(g)

Functional currency and exchange translation

Under Canadian GAAP, the foreign operations are consolidated using the temporal method. Under IFRS, the Company first identified each entity’s functional currency and if the functional currency for the foreign operations is different from the parent company, for the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Canadian dollars using closing rates at the date of financial position. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized directly into equity and transferred to the foreign currency transactions reserve. Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

As at September 30, 2010, the Company recognized a foreign exchange loss of $907,913 due to translating the non-current assets using the current rate method. The adjustment results in a decrease in the mineral properties and records as an “Exchange reserve” in the Statement of Equity.

As at December 31, 2010, the Company recognized a foreign exchange loss of $1,096,801 due to translating the non-current assets using the current rate method. The adjustment results in a decrease in the mineral properties and records as an “Exchange reserve” in the Statement of Equity.

(h)

Future income tax liability associated with the acquisitions of its Mexican subsidiaries

Under Canadian GAAP, the Company reported a notional liability for future income taxes assumed as a result of its acquisitions of its three Mexican subsidiaries by increasing the cost allocated to the mineral property interests acquired. Under IFRS, such notional liability is to be reversed. As a result, on December 31, 2010, the Company would reverse all future income tax liabilities previously recognized and would decrease mineral properties by $2,100,000, with a decrease in the future income tax liability of $1,726,000 and an increase in deficit of $374,000.

Internal Controls Over Financial Reporting

Changes in Internal Control over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonable likely to materially affect, the Company’s ICFR.

Forward Looking Statements

Certain information regarding the Company as set forth in the MD&A, including management’s assessment of the Company’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits the Company will derive there from.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

•

Impairment of long-lived assets;

•

The Company’s assumptions and estimates used in its Technical Reports filed on May 19, 2009 and on June 9, 2010, as well as the potential resource estimates and interpretations from those two Technical Reports;

•

The progress, potential and uncertainties of the Company’s SG drilling program, the Ariel Copper property and the Desierto property; and

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Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.